Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-143518
FINAL PRICING TERMS
November 29, 2007

Issuer:	Citizens, Inc. (NYSE: CIA)

Securities Offered:	Class A common stock

Maximum Number of Shares:	2,682,857

Price Per Share:	$7.00 per share

Gross Spread:	5.5%

Estimated Net Proceeds:	$17,152,099

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer and Oppenheimer & Co. Inc. will arrange to send you the prospectus if you request it by calling (212) 668-8020.